UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
November 5, 2008
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 5, 2008
Harmony Gold Mining Company Limited

By:	/s/ Graham Briggs
	Name:	Graham Briggs
	Title:	Chief Executive Officer

HARMONY GOLD MINING COMPANY LIMITED
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
(“Harmony” or “Company”)
JSE Share code: HAR
NYSE Share code: HMY
ISIN Code: ZAE 000015228
Results for the first quarter ended 30 September 2008
The quarter at a glance:
•	Total gold production up by 6% and grade increased by 4%

•	Good signs of operational improvement

•	Management restructuring and refocusing

•	Good progress with projects, particularly at Morobe JV

•	Rand/gold price marginally down, but likely to remain robust in medium to long term

•	Debt levels reduced, despite significant capex

•	Seven fatalities during quarter

•	Cash operating costs (R/kg) up by 9%, as input costs (electricity and labour) increase

•	Cash operating profit down by 19%
Financial summary
for the first quarter ended 30 September 2008
(All results exclude Discontinued Operations, unless otherwise stated)

		Quarter	Quarter
		September	June
		2008	2008
Gold produced	- kg	12 342	11 694
	- oz	396 803	375 970
Cash costs	- R/kg	151 827	138 940
	- $/oz	607	556
Cash operating profit	- Rm	808	995
	- US$m	104	128
Basic profit/(loss)	- SAc/s	118	(60)
	- USc/s	15	(8)
Headline profit/(loss)	- SAc/s	8	38
	- USc/s	1	5

			Quarter
		Q-on-Q	September
		variance	2007
Gold produced	- kg	6%	13 699
	- oz	6%	440 432
Cash costs	- R/kg	(9%)	134 549
	- $/oz	(9%)	590
Cash operating profit	- Rm	(19%)	297
	- US$m	(19%)	41
Basic profit/(loss)	- SAc/s	297%	(133)

			Quarter
		Q-on-Q	September
		variance	2007
	- USc/s	288%	(19)
Headline profit/(loss)	- SAc/s	(79%)	(35)
	- USc/s	(80%)	(5)
Harmony’s Annual Report, Notice of Meeting, Sustainable Development Report and its Annual Report filed on a Form 20F with the United States’ Securities and Exchange Commission for the year ended 30 June 2008 are available on our website at www.harmony.co.za.
Chief executive officer’s review
Overview
We made pleasing progress during the quarter under review towards fulfilment of our vision to create a sustainable company that generates earnings to fund dividends and growth.
Increased volumes, improved average grade and consequent higher gold production demonstrate clearly that the measures we have applied in implementing our `back-to-basics’ philosophy during our stabilisation phase of our strategy, have delivered the stability we need to implement the next phase of our strategy, being organic growth.
There is a very notable turn for the better in the morale of the greater Harmony team. Our people are getting excited about the business again and their particular roles in it, which is evidenced by our productivity figures.
Safety improvement remains a critical priority requiring immediate and decisive action. Despite our best efforts to ensure a safer workplace, seven work-related fatalities occurred during the quarter, compared with four in the previous quarter.
Safety
We are deeply saddened by the deaths of seven of our colleagues and I extend my heartfelt condolences to their families, friends and workmates.
Those who died were: Elandsrand employees Diago Vasco Bila, a winch driver, and Mpeo Moeti and Magatsela Mangaliso, both rock drill operators; Tshepong employees Nokanyo Gcasamba, a locomotive operator, and Zinikele Yam, a utility vehicle driver; Target employee Mokutu Amos Qondile, a load-haul-dumper operator and Unisel employee Kali Makase, a rock drill operator.
Although our Lost Time Injury Frequency Rate (LTIFR) for the quarter improved against that for the 2008 financial year, our Reportable Injury Frequency Rate (RIFR) and Fatality Injury Frequency Rate (FIFR) for the quarter both deteriorated.
Gold market
There was only a 3% drop in our average gold price received of R217 295/kg ($869/oz), compared with R224 036/kg ($897/oz) in June 2008, despite the turmoil in global financial markets during the quarter. Notwithstanding evidence to suggest that gold still fulfils its historic role as the investment of last resort for many nervous investors in these circumstances, it seems reasonable to assume that gold price volatility will continue until the financial storm starts to abate.
We remain bullish about the fundamentals for the metal in the medium and longer term. However, with economic deposits in mining locations harder to come by and exploration and development budgets under extreme pressure, supplies of new gold into the market are likely to continue to shrink.
Operating performance
Overall we have seen some good improvements. Total gold production for the quarter from continuing operations increased by 6% to 12 342 kg, reflecting a 1% increase in volumes to 4.6 million tonnes and a 4% improvement in the average recovered grade to 2.68 g/t.
Total underground gold production was 8% higher at 11 191 kg due to a 2% increase in tonnes milled from underground to 2.3 million tonnes and a 5% improvement in the average underground recovered grade to 4.79 g/t.
Tonnes milled for our surface operations remained fairly constant at 2.2 million tonnes for the quarter. The average grade was 12% lower from 0.58 g/t in June 2008 to 0.51 g/t, resulting in an 11% decline in surface gold production to 1 151 kg. The decrease in grade was mainly due to a reduction in the kilograms recovered from plant clean-ups.
Productivity has improved, but we need to remain focused on attaining ore reserve management excellence and quality mining throughout our operations to ensure that we meet our productivity targets.
It is no coincidence that operation-by-operation comparisons show that our best safety performers, notably Masimong, Bambanani and the Virginia operations, are emerging also as our best producers and that our worst safety performers, being Elandsrand and Target are under-performing in terms of production.
The lesson is obvious and we have not been slow to act. Elandsrand is now in ‘intensive care’. Chief Operating Officer, Alwyn Pretorius, has been re-assigned to lead Elandsrand’s management in a safety and production turnaround strategy and until this assignment is completed, Bob Atkinson, Executive: Projects, will act as Chief Operating Officer of the remaining operations in the North Region. At Target, new management has been appointed from within and outside the Company to ensure that we turn the value of the orebody to account.
Financial performance
An increase in operating costs as well as a decrease in the gold price received for the quarter under review, resulted in a decrease in cash operating profit of R187.1 million when compared with the June 2008 quarter. Operating costs increased by R249.2 million, 15% higher when compared with the June 2008 quarter, mainly due to higher power costs (specifically Eskom’s 20% general tariff increase effective from the beginning of July and higher winter tariffs), annual wage increases effective from July 2008 and stores price hikes of 16%. Quarter on quarter our power bill rose by 43% and our labour bill by 13% (which is inclusive of the holiday leave allowance). Power as a percentage of our total costs increased from 10% to 13%.
Capital expenditure for the quarter decreased by 25% from R1.3 billion in the

June 2008 quarter to R993 million in the September 2008 quarter. The decrease was as a result of Newcrest Mining Limited funding the remaining capex requirements of the Hidden Valley project as prescribed by Stage 2 of the joint venture, as from August 2008 when the joint venture came into effect.
Cash costs and capital expenditure were both influenced by our decision to lift the ceiling on abnormal expenditure items from R50 000 to R250 000 and to allocate these to operating costs going forward, rather than to capital expenditure as in the past. This is another step, amongst many, we have taken in our drive to decentralise decision-making downward to general manager level.
Power
During the quarter, we engaged very constructively with Eskom and have secured the baseline power allocations for all of our current operations and undertakings to supply the additional power required for our Elandsrand, Phakisa and Doornkop projects. This will accommodate the build-up requirements on these operations as the projects come on line and are commissioned. We remain committed to partaking in as much power-saving efforts that are required.
Transactions
Cooke Assets
We announced on 19 December 2007 that our wholly-owned subsidiary, Randfontein Estates Limited (Randfontein), had entered into agreements with Pamodzi Resources Fund 1, LL.P (PRF), in terms of which certain uranium and gold assets of Randfontein (Cooke Assets) would be sold into Rand Uranium (Proprietary) Limited (Rand Uranium), for a purchase consideration of US$420 million.
The delay in meeting the conditions precedent, Harmony benefiting from the cash flow during this period, the turmoil in the global financial markets and other market-related adjustments resulted in a renegotiation of the purchase consideration. A revised purchase consideration of US$348 million for the Cooke Assets has been agreed. Harmony will receive a total purchase consideration of US$209 million for 60% of the issued share capital of Rand Uranium.
The majority of the conditions precedent, including the approvals from the Minister of Minerals and Energy and the issuance of a certificate of registration by the National Nuclear Regulator, have been fulfilled. It is anticipated that the remaining conditions precedent will be fulfilled on or before 20 November 2008 and the transaction will become effective on 21 November 2008.
In exchange for 60% of the issued share capital of Rand Uranium, Harmony will receive US$40 million on the effective date of the transaction, a further US$157 million, plus interest thereon at 5% per annum, on 22 April 2009 and the balance of the purchase consideration of approximately US$12 million as soon as the second stage of the transaction (which relates to its Old Randfontein assets), is finalised. This is anticipated to be on or shortly after 22 April 2009. PRF’s investors, affiliates of First Reserve and AMCI Capital, have provided Harmony with a guarantee in respect of the payment of the above amounts. In addition, PRF will pledge its shares in Rand Uranium to Harmony as security for PRF’s obligation to pay the purchase consideration to Harmony.

Since entering into the agreements with PRF, Rand Uranium has been formed as a stand-alone company, information on the building of a potential uranium plant has been compiled and consultants have been involved with feasibility, metallurgical and environmental studies in respect of the extraction of uranium. Management capacity under the leadership of John Munro has been built up. Harmony will supply certain corporate services for a limited period and an agreement has been entered into for milling of the underground ore.
We believe that the dual commodity (gold and uranium) mix should combine to make the Cooke Assets a viable, low-cost operation and look forward to a mutually beneficial partnership with PRF in developing the significant uranium resource base as a platform for future growth opportunities within the West Rand.
Mt Magnet
We have resumed our efforts to sell our Mount Magnet operation in Australia, following our termination of the sales agreement with Monarch Gold in August 2008. The operation is on care and maintenance, which we estimate will cost us some A$5 million per year.
Exploration
Exploration in Papua New Guinea, under the auspices of our Morobe Joint Venture with Newcrest Mining Limited, focused primarily on the Wafi-Golpu Nambonga North brownfields prospect and the Morobe Consolidated Tenements Upper Bulolo brownfields prospect during the quarter. In respect of the former, work is on schedule to achieve a mineral resource estimate by the end of calendar 2008. At the latter, a significant and exciting new development, trenching is in progress and diamond drilling is scheduled to begin in December 2008.
Social and Labour Plans
We continue to make substantive progress in the implementation of our Social and Labour Plans. While this is essential to ensure retention of our licence to operate, it is also an enormously satisfying fulfilment of our commitment to be relevant to communities in which we do business.
During the quarter, we have contributed, with various other interested and affected parties, towards three major land development projects. These are: the Secunda West project, which will comprise 12 313 residential units covering all income levels, schools, community facilities, shops, sports amenities and green spaces; the Middelvlei/Droogeheuwel (Mohlakeng Ext 11) project, which will include all housing options, schools, social amenities and provisions for business development and the Phakisa Estate near Welkom, which envisages the establishment of a township comprising 6 500 residential units.
Looking ahead
While we remain mindful of the need to continue to apply the core principles of our ‘back to basics’ philosophy initiated in August 2007 — most diligently in those of our operations that have been slower to turn around than we would have hoped — I believe we are well embarked on the ‘organic growth’ phase of our three-phase growth plan to June 2012.
We now have sufficient latitude to focus more closely on delivery of our various organic growth projects in South Africa and of the Hidden Valley project in Papua New Guinea, also to clear our debt burden and strengthen our balance sheet, positioning to look towards the third ‘organic-acquisition’ phase of our strategy from June 2009.
Note of thanks
I wish to thank each Harmony employee for her/his contribution in building a sustainable company.
Chief Executive Officer Graham Briggs
FINANCIAL REVIEW FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2008 (RAND)
CONDENSED CONSOLIDATED INCOME STATEMENT (Unaudited) (Rand)

	Quarter ended(1)
		September
	Notes	2008
		R million

Continuing operations
Revenue		2 682
Cost of sales	2	(2 225)
Production cost		(1 874)
Amortisation and depreciation		(308)
Impairment of assets		—
Employment termination and restructuring costs		(12)
Other items		(31)
Gross profit		457
Corporate, administration and other expenditure		(97)
Exploration expenditure		(39)
Other income/(expenses) — net	3	505
Operating profit/(loss)		826
Profit/(loss) from associates		1
Profit on sale of investment in associate		1
Impairment of investment in associate	6	(112)
Loss on sale of investment in joint venture		—
Mark-to-market of listed investments		—
Loss on sale of listed investments		—
Impairment of investments		—
Investment income		77
Finance cost		(85)
Profit/(loss) before taxation		708
Taxation		(234)
Net profit/(loss) from continuing operations		474
Discontinued operations	4
(Loss)/profit from discontinued operations		(72)
Net profit/(loss)		402
Earnings/(loss) per ordinary share (cents)	5
— Earnings/(loss) from continuing operations		118
— (Loss)/earnings from discontinued operations		(18)
Total earnings/(loss) per ordinary share (cents)		100
Diluted earnings/(loss) per ordinary share (cents)	5
— Earnings/(loss) from continuing operations		117
— (Loss)/earnings from discontinued operations		(18)
Total diluted earnings/(loss) per ordinary share (cents)		99

	Quarter ended(1)
	June	September
	2008	2007
	R million	R million

Continuing operations
Revenue	2 620	2 140
Cost of sales	(2 284)	(2 063)
Production cost	(1 625)	(1 843)
Amortisation and depreciation	(222)	(201)
Impairment of assets	(316)	—
Employment termination and restructuring costs	(50)	—
Other items	(71)	(19)
Gross profit	336	77
Corporate, administration and other expenditure	(49)	(72)
Exploration expenditure	(62)	(44)
Other income/(expenses) — net	(9)	(15)
Operating profit/(loss)	216	(54)
Profit/(loss) from associates	(68)	—
Profit on sale of investment in associate	—	—
Impairment of investment in associate	(95)	—
Loss on sale of investment in joint venture	(2)	—
Mark-to-market of listed investments	—	33
Loss on sale of listed investments	—	(459)
Impairment of investments	(1)	—
Investment income	86	67
Finance cost	(131)	(121)
Profit/(loss) before taxation	5	(534)
Taxation	(246)	2
Net profit/(loss) from continuing operations	(241)	(532)
Discontinued operations
(Loss)/profit from discontinued operations	170	(34)
Net profit/(loss)	(71)	(566)
Earnings/(loss) per ordinary share (cents)
— Earnings/(loss) from continuing operations	(60)	(133)
— (Loss)/earnings from discontinued operations	42	(9)
Total earnings/(loss) per ordinary share (cents)	(18)	(142)
Diluted earnings/(loss) per ordinary share (cents)
— Earnings/(loss) from continuing operations	(60)	(133)
— (Loss)/earnings from discontinued operations	42	(9)
Total diluted earnings/(loss) per ordinary share (cents)	(18)	(142)

(1)	There are no year ended figures, this being the first quarter of the financial year.
The accompanying notes are an integral part of these condensed consolidated financials statements.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Unaudited) (Rand)

	Quarter ended
	September	June	September
	2008	2008	2007
	R million	R million	R million

Net profit/(loss) for the period	402	(71)	(566)
Attributable to:
Owners of the parent	402	(71)	(566)
Non-controlling interest	—	—	—
Other comprehensive income/(loss) for the period, net of income tax	88	(73)	360
Foreign exchange translation profit and loss	119	(86)	27
Mark-to-market of available-for-sale investments	(31)	13	333
Total comprehensive income/(loss) for the period	490	(144)	(206)
Attributable to:
Owners of the parent	490	(144)	(206)
Non-controlling interest	—	—	—
CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

		At	At
		September	June
		2008	2008
	Notes	(Unaudited)	(Audited)
		R million	R million
ASSETS
Non-current assets
Property, plant and equipment		27 020	27 556
Intangible assets		2 213	2 209
Restricted cash		181	78
Restricted investments		1 512	1 465
Investments in financial assets		48	67
Investment in associate	6	34	145
Trade and other receivables		127	137
		31 135	31 657
Current assets
Inventories		752	693
Trade and other receivables		875	875
Income and mining taxes		54	82
Cash and cash equivalents	8	1 186	413
		2 867	2 063
Non-current assets classified as held for sale	4	1 408	1 537
		4 275	3 600
Total assets		35 410	35 257
EQUITY AND LIABILITIES
Share capital and reserves
Share capital		25 904	25 895
Other reserves		777	676
Accumulated loss		(1 430)	(1 832)
		25 251	24 739
Non-current liabilities
Borrowings	7	176	242
Deferred income tax		3 008	2 990
Provisions for other liabilities and charges		1 297	1 273

		At	At
		September	June
		2008	2008
	Notes	(Unaudited)	(Audited)
		R million	R million

Current liabilities		4 481	4 505
Trade and other payables		1 528	1 372
Provisions and accrued liabilities		295	287
Borrowings	7	3 363	3 857
		5 186	5 516
Liabilities directly associated with non-current assets classified as held for sale	4	492	497
		5 678	6 013
Total equity and liabilities		35 410	35 257
Number of ordinary shares in issue		403 424 148	403 253 756
Net asset value per share (cents)		6 259	6 135
The accompanying notes are an integral part of these condensed consolidated financial statements.
CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY (Unaudited) (Rand)

	Issued share	Other
	capital	reserves
	R million	R million

Balance — 30 June 2008	25 895	676
Issue of share capital	9	—
Deferred share-based payments	—	13
Comprehensive income for the period	—	88
Balance at 30 September 2008	25 904	777
Balance — 30 June 2007	25 636	(349)
Issue of share capital	16	—
Deferred share-based payments	—	9
Comprehensive income/(loss) for the period	—	360
Balance at 30 September 2007	25 652	20

	Accumulated
	loss	Total
	R million	R million

Balance — 30 June 2008	(1 832)	24 739
Issue of share capital	—	9
Deferred share-based payments	—	13
Comprehensive income for the period	402	490
Balance at 30 September 2008	(1 430)	25 251
Balance — 30 June 2007	(1 581)	23 706
Issue of share capital	—	16
Deferred share-based payments	—	9
Comprehensive income/(loss) for the period	(566)	(206)
Balance at 30 September 2007	(2 147)	23 525

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Unaudited) (Rand)

	Quarter ended
		September
	Note	2008
		R million
Cash flow from operating activities
Cash generated by operations		670
Interest and dividends received		82
Interest paid		(112)
Income and mining taxes paid		(1)
Cash generated by operating activities		639
Cash flow from investing activities
(Increase)/decrease in restricted cash		(103)
Net proceeds on disposal of listed investments		—
Net additions to property, plant and equipment		798
Other investing activities		10
Cash generated/(utilised) by investing activities		705
Cash flow from financing activities
Long-term loans raised		—
Long-term loans repaid		(588)
Ordinary shares issued — net of expenses		8
Dividends paid		—
Cash (utilised)/generated by financing activities		(580)
Foreign currency translation adjustments		7
Net increase in cash and equivalents		770
Cash and equivalents — beginning of period		415
Cash and equivalents — end of period	8	1 186

	Quarter ended
	June	September
	2008	2007
	R million	R million
Cash flow from operating activities
Cash generated by operations	1 506	54
Interest and dividends received	97	69
Interest paid	(117)	(59)
Income and mining taxes paid	(67)	(12)
Cash generated by operating activities	1 419	52
Cash flow from investing activities
(Increase)/decrease in restricted cash	2	274
Net proceeds on disposal of listed investments	—	1 310
Net additions to property, plant and equipment	(1 267)	(833)
Other investing activities	(190)	(51)
Cash generated/(utilised) by investing activities	(1 455)	700
Cash flow from financing activities
Long-term loans raised	136	2 088
Long-term loans repaid	(12)	(1 802)
Ordinary shares issued — net of expenses	23	19
Dividends paid	(6)	—
Cash (utilised)/generated by financing activities	141	305
Foreign currency translation adjustments	(38)	20
Net increase in cash and equivalents	67	1 077
Cash and equivalents — beginning of period	348	494
Cash and equivalents — end of period	415	1 571

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2008
1. Accounting policies
(a) Basis of accounting
The condensed consolidated interim financial statements for the period ended 30 September 2008 have been prepared using accounting policies that comply with International Financial Reporting Standards (“IFRS”), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2008. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the financial statements for the year ended 30 June 2008.
2. Cost of sales

		Quarter ended
	September	June	September
	2008	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)
	R million	R million	R million
Production costs	1 874	1 625	1 843
Amortisation and depreciation	308	222	201
Impairment of assets	—	316	—
Provision for rehabilitation costs	6	12	—
Care and maintenance cost of restructured shafts	12	29	9
Employment termination and restructuring costs	12	50	—
Share-based compensation	13	19	10
Provision for post-retirement benefits	—	11	—
Total cost of sales	2 225	2 284	2 063
3. Other income/(expenses) — net
Included in other income is R523 million profit on sale of 30.01% of Harmony’s Papau New Guinea gold and copper assets to Newcrest Mining Limited, as previously announced.
4. Non-current assets held for sale and Discontinued operations
The assets and liabilities related to Mount Magnet (operations in Australia) have been presented as held for sale following approval of the Group’s management and Board of Directors on 20 April 2007. During fiscal 2008, we entered into an agreement with Monarch Gold Mining Company (“Monarch”) for the sale of these operations. However, during July 2008 we were advised that Monarch had placed itself in volantary administration and on 1 August 2008 the Administrator indicated that Monarch would not proceed with the proposed purchase and consequently the purchase agreement has been terminated. Management is still intent on the disposal of Mount Magnet despite the asset being classified as held for sale for more than 12 months.
The assets and liabilities relating to the Cooke 1, Cooke 2, Cooke 3, Cooke plant and relating surface operations (operations in the Gauteng area) have been presented as held for sale following the approval of the Group’s management on 16 October 2007. These operations were also deemed to be discontinued operations.

Included in (loss)/profit from discontnued operations is an impairment charge for the Mount Magnet assets for R152 million, relating to the decrease in the fair value less costs to sell at 30 September 2008.
5. Earnings/(loss) per ordinary share
Earnings/(loss) per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended 30 September 2008: 403.1 million (30 June 2008: 402.8 million, 30 September 2007: 399.5 million).
The fully diluted earnings/(loss) per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 30 September 2008: 404.6 million (30 June 2008: 405.2 million, 30 September 2007: 402.8 million).

	September	June	September
	2008	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)
	R million	R million	R million
Total earnings/(loss) per ordinary share (cents):
Basic earnings/(loss)	100	(18)	(142)
Fully diluted earnings/(loss)	99	(18)	(142)
Headline earnings/(loss)	24	65	(41)
Reconciliation of headline earnings/(loss):
Continuing operations
Net profit/(loss)	474	(241)	(532)
Adjusted for (net of tax):
(Profit)/loss on sale of property, plant and equipment	(553)	32	(2)
Loss on sale of listed investment	—	—	392
Impairment of investments	—	1	—
Loss on sale of joint venture	—	2	—
Profit on sale of associate	(1)	—	—
Impairment of investment in associates	112	95	—
Impairment of property, plant and equipment	—	159	—
Impairment of intangible assets	—	105	—
Headline profit/(loss)	32	153	(142)
Discontinued operations
Net (loss)/profit	(72)	170	(34)
Adjusted for (net of tax):
Profit on sale of property, plant and equipment	(14)	(90)	—
Impairment of property, plant and equipment	152	30	7
Headline profit/(loss)	66	110	(27)
Total headline profit/(loss)	98	263	(169)
6. Investment in associate
On 27 February 2008, Pamodzi Gold Limited bought the Orkney operations from the

Harmony Group for a consideration of 30 million Pamodzi Gold Limited shares. This resulted in Harmony Gold Mining Company owning 32.4% of Pamodzi Gold Limited. At 30 September 2008, management tested for impairment of the investment in associate. An additional amount of R112 million (June 2008: R91 million) was impaired and accounted for in the income statement. The book value at 30 September 2008, after taking impairment and loss from associate into account, was R34 million (June 2008: R145 million).
7. Borrowings

	September	June
	2008	2008
	(Unaudited)	(Audited)
	R million	R million
Unsecured borrowings
Convertible unsecured fixed rate bonds	1 649	1 626
Africa Vanguard Resources (Proprietary) Limited	32	32
	1 681	1 658
Less: Short-term portion	(1 649)	(1 626)
Total unsecured long-term borrowings	32	32
Secured borrowings
Westpac Bank Limited*	183	258
Africa Vanguard Resources (Doornkop) (Pty) Limited (Nedbank Limited)	201	194
Nedbank Limited	1 482	2 000
Less: Unamortised transaction costs	(8)	(11)
	1 858	2 441
Less: Short-term portion	(1 714)	(2 231)
Total secured long-term borrowings	144	210
Total long-term borrowings	176	242
Total current portion of borrowings	3 363	3 857
Total long-term borrowings	3 539	4 099

*	The future minimum lease payments to Westpac Bank Limited are as follows:

	September	June
	2008	2008
	(Unaudited)	(Audited)
	R million	R million
Due within one year	46	57
Due between one and five years	156	228
	202	285
Future finance charges	(19)	(27)
Total future minimum lease payments	183	258
8. Cash and cash equivalents Comprises:

	September	June
	2008	2008
	(Unaudited)	(Audited)
	R million	R million
Continuing operations	1 186	413
Discontinued operations	—	2
Total cash and cash equivalents	1 186	415
9. Commitments and contingencies

	September	June
	2008	2008
	(Unaudited)	(Audited)
	R million	R million
Capital expenditure commitments
Contracts for capital expenditure	512	1 164
Authorised by the directors but not contracted for	2 467	1 720
	2 979	2 884
This expenditure will be financed from existing resources and where appropriate, borrowings.
Contingent liabilities
Guarantees and suretyships	18	18
Environmental guarantees	303	171
	321	189
Contingent liability
On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it has been named or may be named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s American Depositary Receipts (“ADRs”). Harmony has retained legal counsel, who will advise Harmony on further developments in the U.S.
10. Subsequent events
Sale of Randfontein’s Cooke Assets
The majority of the conditions percent, have been fulfilled. It is anticipated that the remaining conditions precedent will be fulfilled on or before 20 November 2008 and the transaction will become effective on 21 November 2008.
A revised purchase consideration of US$348 million for the Cooke Assets has been agreed. Harmony will receive a total purchase consideration of US$209 million for 60% of the issued share capital of Rand Uranium.
In exchange for 60% of the issued share capital of Rand Uranium, Harmony will receive US$40 million on the effective date of the transaction, a further US$157 million, plus interest thereon at 5% per annum, by 22 April 2009 and the balance of the purchase consideration of approximately US$12 million as soon as the second stage of the transaction, which relates to its Old Randfontein assets, is finalised , which is anticipated to be on or shortly after 22 April 2009. Pamodzi Resources Fund 1, LLP’s (“PRF”) investors, affiliates of First Reserve and AMCI Capital, have provided Harmony with a guarantee in respect of the payment of the above amounts. In addition, PRF will pledge its shares in Rand Uranium to Harmony as security for RPF’s obligation to pay the purchase consideration to Harmony.
11. Segment report
The Group early adopted IFRS 8 — Operating Segments, in the 2008 financial year. The standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting to the chief operating decision-maker (“CODM”).
The Group has only one product, being gold. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts managed by a single general manager and management team.
After applying the quantitative thresholds from the standard, the reportable segments were determined as:
Tshepong, Phakisa, Bambanani, Masimong, Target, Doornkop, Elandskraal, Evander operations, Virginia operations, Cooke operations (held for sale and discontinued) and Papua New Guinea. All other operating segments have been grouped together under Other — underground or Other — surface, under their classification as either continuing or discontinued.
The comparative segment reports have been restated for these changes.
When assessing profitability, the CODM considers the revenue and production costs of each segment. The net of these amounts is the cash operating or loss. Therefore, cash operating profit has been disclosed in the segment report as the measure of profit or loss.
The CODM does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report.
SEGMENT REPORT FOR QUARTER ENDED 30 SEPTEMBER 2008 (Rand/Metric)

			Cash
		Production	operating
Continuing operations	Revenue	cost	profit/(loss)
South Africa	R million	R million	R million
Underground
Tshepong	410	250	160
Phakisa	23	18	5
Bambanani	256	171	85
Doornkop	55	59	(4)
Elandsrand	332	245	87
Target	127	118	9
Masimong	282	169	113
Evander operations	346	238	108
Virginia operations	485	377	108
Other operations	114	92	22
Surface
Other operations	252	137	115
Total South Africa	2 682	1 874	808
International
Papua New Guinea	—	—	—
Total international	—	—	—
Total continuing operations	2 682	1 874	808
Discontinued operations
Cooke operations	338	248	90
Other operations	—	—	—
Total discontinued operations	338	248	90
Total operations	3 020	2 122	898

	Capital		Tonnes
Continuing operations	expenditure		milled
South Africa	R million	Kilograms	t’000
Underground
Tshepong	51	1 904	354
Phakisa	105	109	30
Bambanani	11	1 188	142
Doornkop	83	255	110
Elandsrand	95	1 530	288
Target	61	588	167
Masimong	33	1 272	235
Evander operations	50	1 609	306
Virginia operations	39	2 198	568
Other operations	11	538	137
Surface
Other operations	54	1 151	2 262
Total South Africa	593	12 342	4 599
International
Papua New Guinea	400	—	—
Total international	400	—	—
Total continuing operations	993	12 342	4 599
Discontinued operations
Cooke operations	53	1 564	801
Other operations	—	—	—
Total discontinued operations	53	1 564	801
Total operations	1 046	13 906	5 400
SEGMENT REPORT FOR QUARTER ENDED 30 SEPTEMBER 2007 (Rand/Metric)

			Cash
		Production	operating
Continuing operations	Revenue	cost	profit/(loss)
South Africa	R million	R million	R million
Underground
Tshepong	366	245	121
Phakisa	—	—	—
Bambanani	203	202	1
Doornkop	71	63	8
Elandsrand	273	241	32
Target	106	91	15
Masimong	171	191	(20)
Evander operations	351	249	102
Virginia operations	341	342	(1)
Other operations	93	114	(21)
Surface
Other operations	165	105	60
Total South Africa	2 140	1 843	297
International
Papua New Guinea	—	—	—
Total international	—	—	—
Total continuing operations	2 140	1 843	297
Discontinued operations
Cooke operations	350	236	114
Other operations	305	330	(25)
Total discontinued operations	655	566	89
Total operations	2 795	2 409	386

	Capital		Tonnes
Continuing operations	expenditure		milled
South Africa	R million	Kilograms	t’000
Underground
Tshepong	52	2 345	386
Phakisa	62	—	—
Bambanani	25	1 275	238
Doornkop	71	454	126
Elandsrand	84	1 753	289
Target	34	688	150
Masimong	30	1 096	241
Evander operations	70	2 244	372
Virginia operations	42	2 188	574
Other operations	16	595	134
Surface
Other operations	31	1 061	2 047
Total South Africa	517	13 699	4 557
International
Papua New Guinea	161	—	—
Total international	161	—	—
Total continuing operations	678	13 699	4 557
Discontinued operations
Cooke operations	43	2 240	834
Other operations	116	1 996	870
Total discontinued operations	159	4 236	1 704
Total operations	837	17 935	6 261
The full set of the results for the first quarter ended 30 September 2008 is available on our website at www.harmony.co.za
Forward-looking statements
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward looking statements include, without limitation:
•	overall economic and business conditions in South Africa and elsewhere;

•	the ability to achieve anticipated efficiencies and other cost savings;

•	increases or decreases in the market price of gold;

•	the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions;

•	availability, terms and deployment of capital;

•	changes in Government regulation, particularly mining rights and environmental regulations;

•	fluctuations in exchange rates;

•	currency devaluations and other macro-economic monetary policies; and

•	socio-economic instability in South Africa and regionally.
This report was approved by the Board of Directors and is signed on their behalf by:

G Briggs	B Abbott	Virginia
Chief Executive Officer	Intern Financial Director	31 October 2008
CONTACT DETAILS
HARMONY GOLD MINING COMPANY LIMITED
Corporate Office
Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
Johannesburg
South Africa
Telephone: +27 11 411 2000
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G Briggs (Chief Executive Officer)
F Abbott (Interim Financial Director)
J A Chissano*1
F F T De Buck*, Dr C Diarra*+,
K V Dicks*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*

(* non-executive)
(1 Mocambican)
(+ US/Mali Citizen)

Investor Relations Team
Esha Brijmohan
Investor Relations Officer
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 922 4584
E-mail: esha@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za
Company Secretary
Khanya Maluleke
Telephone: +27 11 411 2019
Fax: +27 11 411 2070
E-mail: Khanya.maluleke@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 86 154 6572
Fax: +27 11 834 4389
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 636 2342
ADR Depositary
The Bank of New York Mellon Inc
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY-ADRS
Fax: +1 212 571 3050

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange Plc	HRM
Euronext, Paris	HG
Euronext, Brussels	HMY
Berlin Stock Exchange	HAM1
Registration Number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE 000015228